

Matthew Meehan · 3rd

Owner at Shine Water

Miami/Fort Lauderdale Area · 329 connections · **Contact info**

 **ShineWater**

 **Valdosta State Unive**

Experience



Owner
ShineWater
Oct 2019 – Present · 1 yr 1 mo
Bay City, Michigan

 **Vitamin D Enhanced Water with Electrolyt...**



Owner : CEO
City Office
Sep 2018 – Present · 2 yrs 2 mos
Bay City, Michigan

Premier flexible Coworking community : Michigan

Owner/CEO
The Times Properties
2010 – Present · 10 yrs
Bay City, Michigan

Property acquisition and rental management firm.



City Market

4 yrs 1 mo

Founder

Jun 2017 – Present · 3 yrs 5 mos
Bay City, Mi

Indoor year-round public market featuring 30 farmers, eateries, bakeries, and artisans.

Founder

Oct 2016 – Present · 4 yrs 1 mo
Bay City, Michigan

Owner

The Times Properties
Jan 2012 – Present · 8 yrs 10 mos
Bay City, Mi

Property Development and Management company

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Education



Valdosta State University

Business, Management, Marketing, and Related Support Services



